UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of registrant’s name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1	Press Release dated December 12, 2022 – CEMIG Geracão e Transmissão S.A. of the Early Tender Date Results of its Cash Tender Offer for its 9.250% Senior Notes due 2024

December 12, 2022

CEMIG Geração e Transmissão S.A. Announces Early Tender Date Results of its Cash Tender Offer for its 9.250% Senior Notes due 2024

Belo Horizonte, Brazil – December 12, 2022 – CEMIG Geração e Transmissão S.A. (“CEMIG GT”), a wholly-owned subsidiary of Companhia Energética de Minas Gerais (“CEMIG Holding”), today announced the early tender date results of its previously announced offer (the “Offer”) to purchase for cash up to the Maximum Amount (as defined below) of its outstanding 9.250% Senior Notes due 2024 (the “Notes”). When used in this press release, the terms “we,” “us” and “our” refer collectively to CEMIG GT and CEMIG Holding, in each case, unless the context otherwise requires.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 28, 2022 (the “Offer to Purchase”), including, among other things, the total or partial settlement of CEMIG GT’s ninth issuance of simple debentures, non-convertible into shares, with an additional fiduciary guarantee from CEMIG Holding, in up to two series, for public distribution with restricted distribution efforts, amounting up to

R$1,000,000,000.00 (one billion reais), which has an estimated settlement on or about December 20, 2022 (the “Financing Condition”). CEMIG GT, in its sole discretion, may waive the Financing Condition. This press release is qualified in its entirety by the Offer to Purchase.

As of 5:00 p.m. (New York City time) on December 9, 2022 (the “Early Tender Date”), according to information received from D.F. King & Co., Inc., the information and tender agent for the Offer, U.S.$240,702,000, or approximately 24.07% of the aggregate principal amount outstanding, of the Notes was validly tendered, and not validly withdrawn.

The following table sets forth the principal amount of the Notes validly tendered and not validly withdrawn, as well as the principal amount of Notes that CEMIG GT expects to accept after giving effect to the Maximum Amount and proration (as described below).

Title of Security	CUSIPs	ISINs	Principal Amount Outstanding	Maximum Amount (1)	Principal Amount Validly Tendered and Not Validly Withdrawn Prior to Early Tender Date (2)	Principal Amount Expected To Be Accepted
9.25% Senior Notes due 2024	12517M AA0 / P2205LAC9	US12517MAA09 / USP2205LAC92	U.S.$1,000,000,000	U.S.$250,000,000	U.S.$240,702,000	U.S.$ 240,702,000

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(1)	The Maximum Amount equals an aggregate principal amount of Notes of U.S.$250 million (the “Maximum Amount”).
(2)	As reported by D.F. King & Co., Inc., the information and tender agent for the Offer, as of the Early Tender Date.

Because the aggregate principal amount of the Notes validly tendered, and not validly withdrawn, at or prior to the Early Tender Date did not exceed the Maximum Amount, CEMIG GT expects to purchase all of the Notes validly tendered, and not validly withdrawn, at or prior to the Early Tender Date on the terms described below.

The Offer will expire at 11:59 p.m. (New York City time) on December 23, 2022, unless earlier terminated or extended by CEMIG GT (such time and date, as the same may be extended, the “Expiration Date”). Holders of Notes not validly tendered at or prior to the Early Tender Date may tender Notes on or prior to the Expiration Date. CEMIG GT will only purchase Notes validly tendered, and not validly withdrawn, on or prior to the Expiration Date, up to the Maximum Amount. If the purchase of all Notes validly tendered in the Offer after the Early Tender Date and on or prior to the Expiration Date would cause CEMIG GT to purchase an aggregate principal amount of Notes that would exceed the Maximum Amount, then CEMIG GT will (assuming satisfaction or, where applicable, the waiver of the conditions set forth in the Offer to Purchase) accept for purchase such tendered Notes on a prorated basis such that CEMIG GT purchases an aggregate principal amount of Notes that would not exceed the Maximum Amount in the Offer. All Notes not accepted as a result of proration will be rejected from the Offer and promptly returned to the tendering Holder.

Holders who validly tendered and did not validly withdraw Notes in the Offer at or prior to the Early Tender Date will be eligible to receive the total consideration of U.S.$1,031.25 per U.S.$1,000 principal amount of Notes tendered and accepted (the “Total Consideration”), which includes an early tender premium of U.S.$50.00 per U.S.$1,000 principal amount of Notes validly tendered and accepted.

Holders who validly tender and do not validly withdraw their Notes after the Early Tender Date, but on or prior to the Expiration Date, will be eligible to receive the tender consideration of U.S.$981.25 per U.S.$1,000 principal amount of Notes tendered (the “Tender Consideration”). The Tender Consideration does not include the Early Tender Premium.

In addition to the Total Consideration, holders whose Notes are validly tendered and accepted for purchase in the Offer at or prior to the Early Tender Date will also receive accrued and unpaid interest from, and including, the last interest payment date to, but not including, the Early Settlement Date (as defined below).

The settlement date for the Notes validly tendered and not validly withdrawn on or before the Early Tender Date and accepted for purchase (the “Early Settlement Date”) is expected to be December 21, 2022.

For any Notes that have been validly tendered and not previously settled on the Early Settlement Date, if any, and any Notes that have been validly tendered after the Early Tender Date and on or prior to the Expiration Date (exclusive of Notes purchased on the Early Settlement Date, if any) and that are accepted for purchase, settlement will occur on the date that we settle all Notes not previously settled on the Early Settlement Date, if any (the “Final Settlement Date”), subject to all conditions set forth in the Offer to Purchase having been satisfied or, where possible, waived by CEMIG GT. The Final Settlement Date for the Offer is expected to be promptly following the Expiration Date. Assuming that the Offer is not extended and all conditions set forth in the Offer to Purchase have been satisfied or, where applicable, waived by CEMIG GT, it expects that the Final Settlement Date will occur on or about two Business Days following the Expiration Date.

Holders whose Notes are accepted for purchase in the Offer after the Early Tender Date, but on or prior to the Expiration Date, shall receive accrued and unpaid interest from, and including, the last interest payment date to, but not including, the Final Settlement Date, payable on the Final Settlement Date.

The deadline for holders of Notes to validly withdraw tenders of Notes has passed. Accordingly, Notes tendered at or before the Early Tender Date may not be withdrawn or revoked, except as required by applicable law.

CEMIG GT’s obligation to accept for purchase, and pay for, Notes that are validly tendered and not validly withdrawn pursuant to the Offer, subject to proration, is conditioned upon the satisfaction or waiver by CEMIG GT of a number of conditions described in the Offer to Purchase, including the Financing Condition.

CEMIG GT has the right, in its sole discretion, to amend or terminate the Offer at any time, subject to applicable law.

We have retained Banco Bradesco BBI S.A., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the Offer. The full details of the Offer, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (800) 578-5378 (US toll free) or in writing at cemig@dfking.com. Questions about the Offer may be directed to Banco Bradesco BBI S.A. by telephone at +1 (646) 432-6642, Goldman Sachs & Co. LLC by telephone at +1 (212) 357-1452 (collect) or +1 (800) 828-3182 (toll free), Morgan Stanley & Co. LLC by telephone at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect) and Santander Investment Securities Inc. by telephone at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase. The Offer is not being made to, nor will CEMIG GT accept tenders of Notes from, holders in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the Offer to be made by a licensed broker or dealer, the Offer will be made by the dealer managers on behalf of CEMIG GT.

None of CEMIG GT, CEMIG Holding, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offer. None of CEMIG GT, CEMIG Holding, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the Offer other than the information and representations contained in the Offer to Purchase.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offer, passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About CEMIG GT and CEMIG Holding

CEMIG GT is a wholly-owned subsidiary of CEMIG Holding, a state-controlled mixed capital company domiciled in and controlled by the State of Minas Gerais, Brazil. CEMIG Holding is domiciled in Brazil, whose objects include, but are not limited to: construction, operation and commercialization of systems for generation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector and gas distribution, for the purpose of commercial operation, either directly by CEMIG Holding or by subsidiaries or other companies in which CEMIG Holding is a shareholder.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements,” which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that we expect or anticipate will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described in the section titled “Risk Factors” in CEMIG Holding’s Annual Report for fiscal year 2021 on Form 20-F. All forward-looking statements attributable to CEMIG GT or CEMIG Holding are expressly qualified in their entirety by such risk factors, in each case as applicable. The forward-looking statements that we make in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. We assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that we make, or to make corrections to reflect future events or developments, except as required by U.S. federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offer. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of CEMIG GT, CEMIG Holding, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Offer.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By: /s/ Leonardo George de Magalhães
Name: Leonardo George de Magalhães
Title: Chief Finance and Investor Relations Officer

Date: December 12, 2022